CARDERO RESOURCE CORP.

Consolidated Financial Statements

October 31, 2003 and 2002

INDEX

Auditors’ Report to the Shareholders

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CARDERO RESOURCES CORP.

We have audited the consolidated balance sheets of Cardero Resources Corp. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, British Columbia

February 16, 2004

CARDERO RESOURCE CORP.

Consolidated Balance Sheets

October 31

	2003	2002

Assets

Current
Cash and cash equivalents	$3,752,305	$1,063,479
Accounts receivable	246,434	13,289
Prepaid expenses	107,535	7,988

	4,106,274	1,084,756
Property and Equipment (note 5)	19,036	14,449
Investment in and Expenditures on
Resource Properties (notes 4 and 6)	4,752,575	670,728

	$8,877,885	$1,769,933

Liabilities

Current

Accounts payable and accrued liabilities	$420,061	$46,554

Stockholders' Equity

Capital Stock (note 7)	13,153,944	5,446,655
Contributed Surplus	740,408	0
Deficit	(5,436,528)	(3,723,276)

	8,457,824	1,723,379

	$8,877,885	$1,769,933

Approved on behalf of the Board:

“Henk Van Alphen”

.....................................................................  Director

Henk Van Alphen

“Ken M. Carter”

.....................................................................  Director

Ken M. Carter

	2003	2002

Administrative Expenses
Stock-based compensation	$740,408	$0
Professional fees	238,946	156,998
Travel and promotion	230,817	82,361
Management fees	129,000	70,000
Rent	59,099	24,098
Office expenses	46,161	14,762
Filing fees	34,138	10,586
Transfer agent fees	13,129	6,567
Amortization	6,818	3,240

Loss Before Other Items	(1,498,516)	(368,612)

Other Items
Gain on sale of subsidiaries (note 8(b))	0	71,409
Interest income	52,997	3,131
Write off of Condor Yacu property (note 6(b)(vii))	0	(902,943)
Foreign exchange loss	(267,733)	0

	(214,736)	(828,403)

Net Loss for Year	(1,713,252)	(1,197,015)
Deficit, Beginning of Year	(3,723,276)	(2,526,261)

Deficit, End of Year	$(5,436,528)	$(3,723,276)

Loss Per Share	$(0.08)	$ (0.09)

Weighted Average Number of Shares Outstanding	22,349,311	12,993,633

	2003	2002

Operating Activities
Net loss	$(1,713,252)	$(1,197,015)
Items not involving cash
Amortization	6,818	3,240
Stock based compensation	740,408	0
Write-off of Condor Yacu property	0	902,943
Gain on sale of subsidiaries	0	(71,409)
Operating Cash Flow	(966,026)	(362,241)

Changes in Non-Cash Working Capital
Accounts receivable	(233,145)	(11,791)
Prepaid expenses	(99,547)	(7,988)
Accounts payable and accrued liabilities	373,507	7,965
Due to shareholder	0	(16,030)
	40,816	(27,844)

Cash Used in Operating Activities	(925,211)	(390,085)

Investing Activities
Investment in and expenditures on resource properties	(2,567,847)	(1,007,861)
Purchase of equipment	(11,405)	(13,101)
Cash Used in Investing Activities	(2,579,252)	(1,020,962)

Financing Activities
Proceeds from shares issued	6,434,902	2,500,725
Proceeds from sale of subsidiaries	0	1
Share issue costs	(241,613)	(32,952)
Cash Provided by Financing Activities	6,193,288	2,467,774

Inflow of Cash	2,688,826	1,056,727
Cash and Cash Equivalents, Beginning of Year	1,063,479	6,752

Cash and Cash Equivalents, End of Year	$3,752,305	$1,063,479

Supplemental Information
Shares issued for property option payments	$1,461,000	$117,500
Shares issued for data acquisition	$53,000	$0
Income tax paid	$0	$0
Interest paid	$0	$0

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardero Resource Corp. (the "Company") was incorporated under the Laws of the Province of British Columbia.  It is a development stage public company whose principal business activity is the exploration for and the development of natural resource properties.

These consolidated financial statements include the accounts of Cardero Resource Corp. and its wholly-owned subsidiaries Minerales y Metales California S.A. de C.V. (“MMC”) and Cardero Argentina S.A.  During the year ended October 31, 2003, the Company acquired 100% of MMC, a private company incorporated under the laws of Mexico, pursuant to an option agreement dated September 9, 2002 as described in note 6(a)(ii).  MMC holds certain mineral concessions situated in Baja, Mexico and also has exclusive option rights to acquire more concessions in the same area.  The Company also formed Cardero Argentina which it owns 100%.  Cardero Argentina was formed under the laws of Argentina to hold all the Company’s mineral properties located in Argentina as described in note 6(b).  All intercompany transactions and balances have been eliminated.

During the year ended October 31, 2002, the Company sold its wholly-owned inactive subsidiaries 2696959 Canada Inc. (Canada) and Koripampa del Peru, S.A. (Peru) as described in note 8(b).

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and cash equivalents

Securities with original maturities of three months or less are considered to be cash equivalents.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Amortization

Amortization of property and equipment is recorded on a declining balance basis at the following annual rates:

Computer equipment

-  30%

Office equipment

-  20%

Additions to property and equipment are amortized at one-half the above rates in the year of acquisition.

(d)

Investment in and expenditures on resource properties

Acquisition costs of mineral properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis.  The expenditures related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method based upon estimated proven reserves.  When there is little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the property are charged to operations.

 (e)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(i)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(f)

Stock-based compensation

Effective November 1, 2002, the Company adopted the requirements of Section 3870 of the CICA Handbook with respect to stock-based compensation.  Options granted to employees are accounted for using the settlement method where no compensation expense is recorded in the books of the Company.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing method.

 (g)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the years presented.  Shares held in escrow at year-end that are held based on a contingency other than the passage of time have not been included in the calculation of weighted average number of common shares.

3.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable which consists largely of tax credits receivable from Mexican, Argentinean, and Canadian agencies.  Cash and cash equivalents have been placed with a major Canadian financial institution.

(d)

Translation risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year.  The exchange rates may vary from time to time.  At October 31, 2003, the Company held foreign currencies of US $798,800, $489,500 in Mexican pesos and $69,861 in Argentine pesos for the purposes of financing operations and capital expenditures in those currencies.

4.

REALIZATION OF ASSETS

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

5.

PROPERTY AND EQUIPMENT

	2003
		Accumulated
	Cost	Amortization	Net
Computer equipment	$24,768	$10,132	$14,636
Office equipment	5,518	1,118	4,400
	$30,286	$11,250	$19,036

	2002
		Accumulated
	Cost	Amortization	Net
Computer equipment	$16,881	$4,232	$12,649
Office equipment	2,000	200	1,800

	$18,881	$4,432	$14,449

6.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Mexico	Argentina	Peru	Total
	(note 6(a))	(note 6(b))	(note 6(c))
Opening balance,
October 31, 2001	$0	$448,310	$0	$448,310

Acquisition costs
Cash payments	142,579	280,030	0	422,609
Common shares issued	28,000	89,500	0	117,500
	170,579	369,530	0	540,109

Deferred exploration costs
Camp costs	108,268	82,155	0	190,423
Drilling and analysis	0	221,193	0	221,193
Personnel	145,536	28,100	0	173,636
	253,804	331,448	0	585,252

Total expenditures for year	424,383	700,978	0	1,125,361

Write-off Condor Yacu properties	0	(902,943)	0	(902,943)

Balance, October 31, 2002	$424,383	$246,345	$0	$670,728

Acquisition costs
Cash payments	100,126	328,800	105,000	533,926
Common shares issued	490,500	573,000	397,500	1,461,000
	590,626	901,800	502,500	1,994,926

Deferred exploration costs
Camp costs	317,920	728,841	45,860	1,092,621
Drilling and analysis	0	733,420	1,833	735,253
Personnel	132,000	118,547	8,500	259,047
	449,920	1,580,808	56,193	2,086,921

Total expenditures for year	1,040,546	2,482,608	558,693	4,081,847

Balance, October 31, 2003	$1,464,929	$2,728,953	$558,693	$4,752,575

(a)

Mexico

The properties in Mexico consist of the following concessions:

(i)

Municipality of Ensenada, Baja California Norte State, Mexico

On December 12, 2001, the Company entered into an option agreement with Minera Olympic S. de R.L. de C.V., whereby the Company can acquire a 100% interest in certain mineral tenures located in Baja, Mexico upon completion of the following:

(a)

Issuance of 100,000 common shares within 10 days of signing (done);

(b)

Issuance of 100,000 common shares on or before January 7, 2003 (done); and

(c)

Issuance of 200,000 common shares on or before January 7, 2004 (done subsequent to year end).

(ii)

Acquisition of Minerales y Metales California S.A. de C.V. ("MMC")

Pursuant to an option agreement signed on September 9, 2002, the Company acquired a 100% interest in MMC, a private Mexican corporation that owns 8,055 hectares of mineral concessions situated in Baja, Mexico.  The Company earned the 100% interest in MMC by completing the following:

(a)

Payment of US $75,000 (done) and issuance of 75,000 shares on or before February 3, 2003 (done);

(b)

Issuance of 75,000 common shares on or before February 3, 2004 (done); and

(c)

Issuance of 75,000 common shares on or before February 3, 2005 (done).

The Company has earned its 100% interest in MMC and the shares of MMC are in the process of being transferred to the Company.

In addition to the above concessions, MMC has exclusive option rights to acquire a 100% interest in 30 hectares of land upon payment of the following to a third party:

(a)

US $15,000 on or before February 26, 2002 (done);

(b)

US $30,000 on or before March 15, 2003 (done);

(c)

US $40,000 on or before March 15, 2004;

(d)

US $45,000 on or before February 26, 2005; and

(e)

US $45,000 on or before February 26, 2006.

(iii)

Coahuila Data Acquisition, Mexico

Pursuant to an acquisition agreement dated August 22, 2003, the Company obtained from John A. Goodwin and Francis Guardia (the “Vendors”) copies of and non-exclusive rights to use and retain certain property data and other information pertaining to copper prospects in Coahuila de Zaragoza State, Mexico.  In consideration, the Company issued a total of 20,000 common shares to the Vendors (shares issued subsequent to year end).

(iv)

Acquisition of Interest in Exploration Data Relating to Iron Oxide Copper Gold Occurrences, Mexico

Pursuant to an agreement dated October 27, 2003 with Crockite Resources Ltd. and Murray McClaren, the Company acquired all rights, title and interest to certain geological information, data and materials with respect to the potential for, and occurrences of, iron oxide type copper gold deposits in Baja California, Mexico.  Consideration for the purchase is as follows:

(a)

the allotment and issuance of 100,000 common shares (done subsequent to year end)

(b)

the allotment and issuance of 100,000 common shares on or before the day which is ten (10) business days from the earliest of the following to occur:

(i)

Anglo American Mexico S.A. de C.V. (“Anglo”) having earned an interest in certain mineral concessions situated in Baja California State in accordance with and pursuant to the agreement between Anglo and the Company (the “Anglo Agreement” as described in note 6(a)(v));

(ii)

The Company having been advised by Anglo that Anglo has incurred aggregate Exploration Expenditures (as defined in the Anglo Agreement) of not less than US $2,000,000; and,

(iii)

If the Anglo Agreement is terminated prior to Anglo having incurred US $2,000,000 in Exploration Expenditures, then upon Anglo, the Company or any third party which subsequently enters into an agreement with the Company to earn an interest in the Company’s IOCG properties in Baja California State collectively having incurred Exploration Expenditures of not less than US $2,000,000.

(v)

Anglo American Alliance, Mexico

On December 1, 2002, the Company entered into an agreement with Anglo American Mexico, S.A. de C.V. (as amended by an agreement dated November 26, 2003) whereby Anglo will manage and fund expenditures for the identification and acquisition of mineral concessions with an area of interest measuring approximately 50,050 square kilometres in size.  Anglo can earn a 70% interest in the mineral concessions and a 70% interest in a Mexican Newco to be formed to hold the concessions, by incurring exploration expenditures of not less than US $3,700,000 as follows:

(a)

by December 1, 2003 – US $200,000 (done);

(b)

by December 1, 2004 – US $800,000;

(c)

by December 1, 2005 – US $2,000,000; and

(d)

by December 1, 2006 – US $3,700,000.

Upon Anglo incurring the aggregate US $3,700,000 of exploration expenditures, a non-participating party can be diluted to a minimum 20% working interest below which percentage its interest would be converted to a Net Profits Interest.

(vi)

Franco Project, Mexico

Pursuant to an option agreement signed on August 29, 2003, the Company can acquire a 100% interest in the Franco Project, located in San Luis Potosi State in Mexico, from a private Mexican company upon completion of the following:

(a)

Due on signing, September 3, 2003 – US $15,000 (done);

(b)

Payment due on or before March 3, 2004 – US $20,000;

(c)

Optional payment due on or before September 3, 2004 – US $60,000;

(d)

Optional payment due on or before September 3, 2005 – US $100,000;

(e)

Optional payment due on or before September 3, 2006 – US $150,000; and

(f)

Optional payment due on or before September 3, 2007 – US $800,000.

Of the above payments, the first US $35,000 is a firm commitment to the Company.

The agreement also requires work expenditures of:

(a)

US $50,000 on or before March 3, 2004;

(b)

US $250,000 on or before September 3, 2004;

(c)

US $550,000 on or before September 3, 2005; and

(d)

US $1,050,000 on or before September 3, 2006.

Of the above work expenditures, the first US $250,000 is a firm commitment to the Company.

The acquisition will provide the Company with a 100% interest subject to a 2% NSR of which 1% can be bought anytime for US $2.0 million.

Subsequent to the year end, on November 5, 2003, the Company optioned the property to Newport Exploration Ltd. whereby Newport can acquire a 50% interest in the Franco Project by paying to the Company the sum of US $50,000 and completing the underlying payments in (b) and (c) above and exploration expenditures in (a) and (b).

(vii)

Gachupines Property, Mexico

On October 30, 2003 the Company entered into an option agreement with a private Mexican company, whereby it can earn a 100% interest in the Gachupines property, which measures 23 km (N-S) by 11 km (E-W) and is located approximately 100 km southeast of Hermosillo in the State of Sonora, Mexico, on completion of the following:

(a)

Payment of US $5,000 on the Execution Date (done);

(b)

Payment of US $15,000 on or before April 30, 2004;

(c)

Payment of US $30,000 on or before October 30, 2004;

(d)

Payment of US $60,000 on or before October 30, 2005;

(e)

Payment of US $90,000 on or before October 30, 2006;

(f)

Payment of US $120,000 on or before October 30, 2007;

(g)

Incurring an aggregate of CDN $85,000 in exploration expenditures before May 30, 2004;

(h)

Issuance of 5,000 common shares on TSX approval (shares issued subsequent to year end);

(i)

Issuance of 50,000 common shares on April 30, 2004;

(j)

Issuance of 50,000 common shares on October 30, 2004;

(k)

Issuance of 50,000 common shares on October 30, 2005;

(l)

Issuance of 50,000 common shares on October 30, 2006; and

(m)

Issuance of 50,000 common shares on October 30, 2007.

This property is subject to a 2% NSR of which the Company has the option to purchase 1% of the NSR at any time for US $1,000,000.

(b)

Argentina

The properties in the Province of Jujuy, Argentina consist of the following concessions:

(i)

Providencia Norte Property, Olaroz District, Jujuy Province, Argentina

On August 8, 2002 the Company entered into an option agreement whereby it can earn a 100% interest in the property upon completion of the following:

(a)

Payment of US $50,000 due on signing (done);

(b)

Payment of US $50,000 due February 8, 2003 (done);

(c)

Issuance of 100,000 common shares on or before April 8, 2003 (done);

(d)

Payment of US $50,000 (done) and incurring expenditures of $100,000 on the property by August 8, 2003 (done);

(e)

Payment of US $100,000 and issuance of 150,000 common shares on or before April 8, 2004;

(f)

Incurring additional expenditures of US $200,000 on the property, including a minimum of 1,000 meters of drilling by August 8, 2004;

(g)

Payment of US $300,000 due February 8, 2005;

(h)

Issuance of 150,000 common shares on or before April 8, 2005;

(i)

Incurring additional expenditures of US $400,000 on the property, including a minimum of an additional 2,000 meters of drilling by August 8, 2005;

(j)

Payment of US $600,000 due December 8, 2005; and

(k)

Payment of US $1,000,000 due October 8, 2006.

This claim is subject to a 1.5% net smelter return royalty ("NSR") payable to the vendor.  The Company may elect to purchase the NSR at any time at a price of US $250,000 for each 0.25%.

Under the terms of the agreement, the Company is required to keep both the Providencia Norte Property (note 6(b)(i)) and La Providencia Property (note 6(b)(ii)) in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

(ii)

La Providencia Property, Olaroz District, Jujury Povince, Argentina

On August 8, 2002, the Company entered into an option agreement whereby it can earn a 100% interest in a 100-hectare concession upon completion of the following payments:

(a)

US $15,000 due October 18, 2002 (done);

(b)

US $25,000 due August 18, 2003 (done);

(c)

US $75,000 due June 18, 2004;

(d)

US $75,000 due April 18, 2005;

(e)

US $75,000 due December 18, 2005; and

(f)

US $100,000 due October 18, 2006.

The claim is subject to a 1.95% NSR payable to the vendor.  The Company may elect to purchase the NSR at any time at a price of US $250,000 for each 0.25%.

Under the terms of the agreement, the Company is required to keep both the Providencia Norte Property (note 6(b)(i)) and La Providencia Property (note 6(b)(ii)) in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.  Similarly, the Company is required to keep both the Olaroz Chico and Tola mines (note 6(b)(iv)) and the La Providencia Property in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

(iii)

Chingolo Property, Jujuy Province, Argentina

On May 22, 2002, the Company entered into an option agreement which would give the Company a 100% interest in three concessions upon completion of the following:

(a)

Payment of US $10,000 (paid); and issuance of 50,000 common shares on or before October 18, 2002 (done);

(b)

Issuance of 100,000 common shares on or before October 18, 2003 (shares issued subsequent to year end); and,

(c)

Issuance of 100,000 common shares on or before October 18, 2006.

(iv)

Olaroz Chico and Tola mines, Jujuy Province, Argentina

On May 8, 2002 (as amended on August 8, 2002), the Company entered into an option agreement whereby it can earn a 100% interest in two properties totalling approximately 4,600 hectares upon completion of the following payments:

(a)

US $23,000 due June 8, 2002 (done);

(b)

US $38,000 due May 8, 2003 (done);

(c)

US $69,000 due April 8, 2004;

(d)

US $115,000 due February 8, 2005;

(e)

US $115,000 due October 8, 2005; and

(f)

US $115,000 due August 8, 2006.

The claim is subject to a 2% NSR payable to the vendor.  The Company may elect to purchase 1% of the NSR at any time at a price of US $500,000.

Under the terms of the agreement, the Company is required to keep both the Olaroz Chico and Tola mines (note 6(b)(iv)) and the La Providencia Property in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

(v)

Cozzi Property, Province, Argentina

Pursuant to an agreement dated December 9, 2002, the Company has purchased from Elisa Adela Cozzi a 100% interest in a certain mineral tenure located in the Department of Susques, Province of Jujuy, Argentina for the sole consideration of 100,000 common shares (done).

(vi)

Libertad Property, Jujuy Province, Argentina

Pursuant to an agreement dated April 17, 2003, the Company can acquire a 100% interest in the Mina Libertad concession located in the Province of Jujuy, northwestern Argentina, and forming part of the Olaroz Project.  The terms of the agreement provide for cash payments as follows:

(a)

US $10,000 due on signing, April 17, 2003 (paid);

(a)

US $20,000 due on October 17, 2003 (paid)

(b)

US $20,000 due on April 17, 2004;

(c)

US $20,000 due on October 17, 2004; and

(d)

US $30,000 due on April 17, 2005.

(vii)

Condor Yacu and Relincho Concessions, Catamarca Province, Argentina

By an option agreement dated June 27, 2001 (as amended on January 21, 2002 and January 10, 2003), the Company can acquire a 100% interest in certain mining concessions known as the "Condor Yacu" located in Argentina upon completion of the following payments:

(a)

US $75,000 due on signing of contract (done);

(b)

US $50,000 due July 10, 2003 (done);

(c)

US $100,000 due January 10, 2004 (done subsequent to year end);

(d)

US $100,000 due May 10, 2004;

(e)

US $100,000 due September 10, 2004;

(f)

US $100,000 due January 10, 2005;

(g)

US $130,000 due May 10, 2005;

(h)

US $125,000 due September 10, 2005; and

(i)

US $225,000 due January 10, 2006.

The Company carried out an initial program of work on these concessions in 2002 and 2001 and determined not to proceed with any further work at that time.  During 2002 and 2001, the Company incurred acquisition and exploration expenditures of $902,944, which included the issuance of 100,000 common shares of the Company pursuant to the original property agreement signed in 2001.  During the year ended October 31, 2002, the Company was in default of the original Condor Yucu and Relincho contracts signed on June 27, 2001 and January 21, 2002.  The Company wrote-off the properties to a nominal value, resulting in a charge to operations of $902,943 in 2002.

On January 14, 2003, the Company entered into an agreement whereby Maximus Ventures Ltd. ("Maximus") can earn an 80% interest in the Condor Yacu and Relincho concessions in Argentina.  To acquire the interest, Maximus is required to complete property payments (outlined above) and exploration expenditures totalling US $2 million by January 10, 2006.  Upon completion of the expenditure requirements at Condor Yacu and Relincho, Maximus will have earned their 80% interest and the Company will retain a 20% interest in the project.

The Condor Yuca and Relincho claims are subject to a 2% NSR, provided that the Company may purchase 1% of the NSR for the sum of $1,000,000.

(c)

Marcona Project, Peru

Pursuant to option agreements dated October 23, 2003 and October 1, 2003, the Company acquired from a private Peruvian company approximately 30,000 hectares in the Marcona district of the Pacific Coastal Belt in Peru.  Approximately 10,000 hectares are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).  The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR by incurring $450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto US$500,000 on or before August 22, 2007.  The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto and by making the following payments:

(i)

Issuance of 150,000 common shares on TSX Venture Exchange acceptance (received November 28, 2003 shares issued subsequent to year-

end);

(ii)

Issuance of 100,000 common shares on or before May 28, 2004;

(iii)

Issuance of 200,000 common shares on or before November 28, 2004;

(iv)

Issuance of 200,000 common shares on or before November 28, 2005; and

(v)

Payment to the private company the sum of US $10,000 per month for the first 12 months of the agreement for a total of US $120,000.

7.

CAPITAL STOCK

(a)

Authorized

100,000,000 Common shares without par value

(b)

Issued and outstanding

	2003		2002
	Number		Number
	of Shares	Amount	of Shares	Amount

Balance, beginning
of year	17,189,974	$5,446,655	11,026,474	$2,861,382
Issued during year For cash, pursuant to
private placements	2,238,461	2,909,999	4,386,500	1,850,175
Pursuant to resource
properties options
For Baja, Mexico (note 6(a)(i))	100,000	190,000	100,000	28,000
For MMC property (note 6(a)(ii))	225,000	287,250	0	0
For Gachupines (note 6(a)(vii))	5,000	13,250	0	0
For Providencia Norte (note 6(b)(i))	100,000	150,000	0	0
For Chingolo (note 6(b)(iii))	100,000	265,000	50,000	47,500
For Cozzi (note 6(b)(v))	100,000	158,000	0	0
For Condor Yacu (note 6(b)(vii))	0	0	100,000	42,000
For Marcona (note 6(c))	150,000	397,500	0	0
Pursuant to Coahuila Data purchase
(note 6(a)(iii))	20,000	53,000	0	0
Exercise of share
purchase warrants	5,133,361	2,772,403	1,040,000	431,400
Exercise of share options	1,250,000	752,500	487,000	219,150
Share issue costs	0	(241,613)	0	(32,952)

Balance, end of year	26,611,796	$13,153,944	17,189,974	$5,446,655

During the year ended October 31, 2003, the Company completed a private placement of 2,238,461 units at $1.30 per unit.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable at a price of $1.60 to purchase one common share to December 27, 2003.  Total share issue costs related to the private placement were $241,613, which includes finder’s fees of $232,800 and filing fees of $8,813, all paid in cash.  The Company also issued agent’s warrants related to the private placement to purchase 43,077 common shares at $1.30 per share expiring December 27, 2003, of which 10,000 agent’s warrants were exercised during the year ended October 31, 2003.

Shares issued for property acquisition have been recorded at the closing market prices on the TSX Venture Exchange on the date of the transaction.  Included in shares issued pursuant to resource property option payments are 275,000 shares which were due at the year end but not physically delivered until subsequent to the year end.

During the year ended October 31, 2002, the Company completed the following private placements:

(i)

On January 30, 2002, a private placement of 908,000 units for $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant.  Each warrant was exercisable at a price of $0.35 to purchase one common share to January 30, 2004.

(i)

On February 19, 2002, a non-brokered private placement of 600,000 units for $0.25 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each warrant was exercisable at a price of $0.35 to purchase one common share to February 19, 2004.

(iii)

On July 12, 2002, a non-brokered private placement of 1,100,000 units for $0.45 per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant was exercisable at a price of $0.55 to purchase one common share to July 12, 2003.

(iv)

A non-brokered private placement of 1,778,500 units for $0.55 per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant was exercisable at a price of $0.65 to purchase one common share to July 22, 2003.

Total share issue costs related to the above private placements total $32,952, including finder's fees of $23,100 paid in cash.

(c)

Escrow

At October, 31, 2002, 328,125 common shares were held in escrow by the Company’s transfer agent.  These shares were released during the October 31, 2003 year-end upon consent of the regulatory authorities.

(d)

Stock options

During the year ended October 31, 2003, the Company received regulatory and shareholder approvals for its stock option plan dated November 28, 2002.  The Plan is effective until November 28, 2012 unless earlier terminated.  The Plan is administered by a Committee of two or more Directors of the Company.  The Committee has full power to grant options, to determine the terms, limitations, restrictions and conditions respecting such options.  Options may be granted to employees, senior officers, directors, non-employee directors, management company employees and consultants of the Company and its affiliates who are, in the opinion of the Committee, in a position to contribute to the success of the Company.  Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance may not exceed 10% of the issued shares at the time of grant and to each individual may not exceed 5% of the issued shares.  The price per optioned share shall be determined by the Committee and shall not be less than the closing price of the shares on the TSX Venture on the trading day immediately preceding the day on which the option is granted, less up to the maximum discount permitted by TSX Venture.  The option period shall not exceed five years from the date the option is granted. Options granted to an optionee who is a director, senior officer, employee, consultant must expire within 90 days after the optionee ceases to be in at least one of those categories and options granted to an optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide such services, except in the case of death in which case they terminate after one year.  Vesting of the options is determined by the Committee at the grant date, however options issued to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than twelve months, with a maximum of 25% of such options vesting in any 3 month period.  Once approved and vested, options are exerciseable at any time.

A summary of the status of the stock option plan as of October 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options outstanding
and exercisable,
beginning of year	1,250,000	$0.60	600,000	$ 0.45
Expired	(175,000)	$1.73	(113,000)	$ 0.45
Exercised	(1,250,000)	$0.60	(487,000)	$ 0.45
Granted	2,325,000	$1.66	1,250,000	$ 0.60

Options outstanding
and exercisable,
end of year	2,150,000	$1.66	1,250,000	$ 0.60

Share purchase options outstanding are as follows:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002

February 26, 2003	$ 0.35	0	550,000
May 21, 2003	$ 0.80	0	300,000
June 27, 2003	$ 0.80	0	400,000
May 13, 2004	$ 1.83	1,070,000	0
July 29, 2004	$ 0.93	250,000	0
September 17, 2004	$ 1.25	100,000	0
November 29, 2004	$ 1.48	330,000	0
October 24, 2005	$ 1.90	400,000	0

		2,150,000	1,250,000

Subsequent to year-end to February 16, 2004, 50,000 options were exercised and the Company issued the same number of shares for gross proceeds of $62,500.

The Company applies the settlement method in accounting for its stock options granted to directors and employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted.  Had compensation expense been determined as provided in the fair value method using the Black-Scholes options pricing model, the pro-forma effect on the Company’s net loss and per share amounts for the year ended October 31, 2003 would have been as follow:

Net loss, as reported	$(1,713,252)
Net loss, pro-forma	$(2,693,847)
Loss per share, as reported	$(0.08)
Loss per share, pro-forma	$(0.12)

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options granted to non-employees.  During the year ended October 31, 2003, 100,000 options were granted to non-employees, which resulted in a professional fees expense totalling $740,408.

The fair value of each option grant is calculated using the following weighted average assumption:

Expected life (years)	1.5
Interest rate	3.00%
Volatility	100.1%
Dividend yield	0.00%

(e)

Share purchase warrants

At October 31, 2003, the following common share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

	Exercise Price	Number of Shares
Expiry Date	Per Share	2003	2002
July 12, 2003	$ 0.55	0	1,100,000
July 22, 2003	$ 0.65	0	1,778,500
July 24, 2003	$ 0.41	0	1,460,000
December 27, 2003	$ 1.60	1,014,370	0
December 27, 2003	$ 1.30	33,077	0
January 21, 2004	$ 2.02	247,524	0
January 30, 2004	$ 0.35	708,000	908,000
February 19, 2004	$ 0.35	100,000	600,000

		2,102,971	5,846,500

During the year ended October 31, 2003, the Company arranged to settle a debt owing to Pacific International Securities Inc. by issuing 247,524 non-transferable common share purchase warrants.  Each warrant will be exercisable to acquire one common share at a price of $2.02 expiring January 21, 2004.

Subsequent to year-end to February 16, 2004, 2,101,686 warrants were exercised and the Company issued the same number of shares for gross proceeds of $2,446,735.  The remaining 1,285 warrants expired subsequent to year-end.

8.

RELATED PARTY TRANSACTIONS

(a)

During the years ended October 31, 2003 and 2002, the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2003	2002
Management fees	$129,000	$70,000
Professional fees	95,145	17,175
Rent and secretarial	23,600	13,000
Fees charged to investment in and
expenditures on resource properties	49,000	0

	$296,745	$100,175

At October 31, 2003, $43,000 (2002 - $Nil) was included in accounts payable and accrued liabilities which relate to management fees payable to a director of the Company.  Professional fees include $79,845 paid to a law firm of which a director is a partner.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

(b)

During the year ended October 31, 2002, the Company sold its formerly wholly-owned subsidiaries Koripampa del Peru, S.A. and 2696959 Canada Inc. to a director of the Company.  At the date of sale both companies were inactive.  The details of the sale are as follows:

Proceeds on sale of subsidiaries		$1
Net liabilities discharged on sale
Cash	$1,462
Accounts payable	(72,870)	(71,408)

Gain on sale of subsidiaries		$71,409

9.

INCOME TAX LOSSES

The components of future income tax assets are as follows:

	2003	2002

Future income tax assets
Non-capital loss carry-forwards for
Canadian income tax purposes	$1,605,900	$851,814
Excess of undepreciated capital cost
over net book value of property and equipment	11,249	11,485
Cumulative eligible capital deduction	58,830	58,830
Unused cumulative foreign exploration and
development expenditures	1,175,416	1,175,416

	2,851,395	2,097,545
Tax rate	38%	38%

	1,083,530	797,067
Less: Valuation allowance	(1,083,530)	(797,067)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has available approximate non-capital losses which may be carried forward to apply against future years' income for Canadian income tax purposes.  The losses expire as follows:

Available to	Amount

2004	$64,000
2005	49,100
2006	52,300
2007	115,500
2008	145,300
2009	362,200
2010	817,500

$1,605,900

The Company also has approximately $1,098,000 of capital losses which can be applied against future capital gains taxable in Canada, which carry-forward indefinitely.  The benefit of these losses have not been recorded in these financial statements.

10.

SUBSEQUENT EVENTS

(a)

Subsequent to October 31, 2003, the Company completed a brokered private placement of 3,565,000 units at a price of $1.65 per unit for gross proceeds of $5,882,250.  Each unit consists of one common share and one-half of a common share purchase warrant.  Each whole common share purchase warrant is exercisable to acquire one additional common share at a price of $2.25 per share to December 10, 2004.

The agents received as finders fees an aggregate commission of $61,004 paid in cash plus 176,927 units and Pacific International Securities Inc., as lead agent, received a corporate finance fee of $30,000.  In addition, the agents received agent’s options entitling the agents to purchase up to 356,500 units of the Company at a price of $1.70 per agents’ unit until December 10, 2004.  Each agents’ unit consist of one common share and one-half of a common share purchase warrant, each whole warrant being exercisable to acquire one additional common share at a price of $2.30 per share to December 10, 2004.

(b)

Subsequent to October 31, 2003, the Company granted stock options to certain directors, officers, employees and consultants to acquire up to an aggregate of 900,000 shares in capital stock of the Company.  The options are exercisable on or before January 27, 2006 at a price of $2.35 per share.